UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☑
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐
Jilin Chemical Industrial Company Limited
(Name of Subject Company)
Not Applicable

(Translation of Subject Company’s Name into English (if applicable))
The People’s Republic of China

(Jurisdiction of Subject Company’s Incorporation or Organization)
PetroChina Company Limited
(Name of Person(s) Furnishing Form)
Domestic Invested Shares (A Shares), Par Value RMB 1.00 Per Share

(Title of Class of Subject Securities)
Not Applicable

(CUSIP Number of Class of Securities (if applicable))
Li Huaiqi
Secretary
PetroChina Company Limited
16 Andelu
Dongcheng District, Beijing 100011
The People’s Republic of China
(+86 10) 8488-6270

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

Lee Edwards, Esq. Shearman & Sterling LLP Suite 2318, China World Tower II 1 Jianguomenwai Dajie, Chaoyang District 100004 Beijing, China (+86 10) 6505-3399	Michael Coleman, Esq. Shearman & Sterling LLP 1080 Marsh Road Menlo Park, CA 94025 (650) 838-3600
November 16, 2005

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
Attached to this Form CB is an English translation of the Announcement on the Commencement Date and the Effectiveness in Connection with the General Offer of PetroChina Company Limited to Acquire the A Shares of Jilin Chemical Industrial Company Limited, dated January 6, 2006, that was jointly published by PetroChina Company Limited and Jilin Chemical Industrial Company Limited in the People’s Republic of China on January 9, 2006.

Exhibit
Number
(1)	Announcement on the Commencement Date and the Effectiveness in Connection with the General Offer of PetroChina Company Limited to Acquire the A Shares of Jilin Chemical Industrial Company Limited.
Item 2. Informational Legends
Not applicable.
PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
Not applicable.
PART III – CONSENT TO SERVICE OF PROCESS
A written irrevocable consent and power of attorney was submitted on Form F-X by PetroChina Company Limited to the Securities and Exchange Commission on November 16, 2005.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PetroChina Company Limited
By:	/s/ Jiang Jiemin
	Name:	Jiang Jiemin
	Title:	Vice Chairman and President

Date: January 9, 2006